Issuer Free Writing Prospectus, dated September 25, 2007
Filed pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-146287

	Issuer:	Range Resources Corporation

	Guarantors:	Range Resources — Appalachia, LLC, Pine Mountain Acquisition, Inc., Range Resources -Pine Mountain, Inc., PMOG Holdings, Inc., Range Energy I, Inc., Range HoldCo, Inc., Range Operating Texas, L.L.C., Range Production Company, Range Texas Production, L.L.C., Range Operating New Mexico, Inc., REVC HoldCo, LLC, Stroud Energy GP, LLC, Stroud Energy, LP, LLC, Stroud Energy, Ltd., Stroud Energy Management GP, LLC and Stroud Oil Properties, LP

	Security Description:	Senior Subordinated Notes

	Distribution:	SEC Registered

	Face:	$250,000,000

	Gross Proceeds:	$250,000,000

	Coupon:	7.5%

	Maturity:	October 1, 2017

	Offering Price:	100.000%

	Yield to Maturity:	7.5%

	Spread to Treasury:	+289bps

	Benchmark:	UST 4.75% due 8/15/2017

	Ratings:	Ba3/B+

	Interest Pay Dates:	October 1 and April 1

	Beginning:	April 1, 2008

	Clawback:	Up to 35% at 107.5%

	Until:	October 1, 2010

	Optional redemption:	Makewhole call @ T+50bps prior to October 1, 2012, then:

		On or after:	Price:

		October 1, 2012	103.750%
		October 1, 2013	102.500%
		October 1, 2014	101.250%
		October 1, 2015 and thereafter	100.000%

	Change of control:	Put @ 101% of principal plus accrued interest

	Use of proceeds:	We estimate that the net proceeds from this offering (after deducting discounts to the underwriters and estimated expenses of the offering) will be approximately $247 million. We intend to use the net proceeds from this offering to pay down a portion of the outstanding balance on our senior credit facility.

	Trade Date:	September 25, 2007

Settlement Date:	(T+3)	September 28, 2007

	CUSIP:	75281AAH2

	ISIN:	US75281AAH23

	Sole Bookrunner:	JPMorgan

	Co-Manager:	RBC Capital Markets
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-270-3994.